UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Juniper Partners Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

          48203X309
(CUSIP Number)

                            January 19, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48203X309			13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Woodland Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

		5	SOLE VOTING POWER

28,000 shares
Number of
	Shares	6	SHARED VOTING POWER
Beneficially
	Owned By		0 shares
Each
	Reporting	7	SOLE DISPOSITIVE POWER
Person
	With		28,000 shares

		8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,000 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 48203X309			13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barry Rubenstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

		5	SOLE VOTING POWER

56,000 shares
Number of
	Shares	6	SHARED VOTING POWER
Beneficially
	Owned By		84,000 shares
Each
	Reporting	7	SOLE DISPOSITIVE POWER
Person
	With		56,000 shares

		8	SHARED DISPOSITIVE POWER

84,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

140,000 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 48203X309			13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marilyn Rubenstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

		5	SOLE VOTING POWER

0 shares
Number of
	Shares	6	SHARED VOTING POWER
Beneficially
	Owned By		84,000 shares
Each
	Reporting	7	SOLE DISPOSITIVE POWER
Person
	With		0 shares

		8	SHARED DISPOSITIVE POWER

84,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

84,000 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.

	(a)	Name of Issuer:

Juniper Content Corp. (f/k/a Juniper Partners Acquisition Corp.)

	(b)	Address of Issuer’s Principal Executive Offices:

56 West 45th Street
Suite 805
New York, New York 10036
Item 2.

1.	(a)	Name of Person Filing:	Woodland Partners
	(b)	Address of Principal Business Office, or, if none, Residence:
68 Wheatley Road
Brookville, New York 11545
	(c)	Place of Organization:	New York
	(d)	Title of Class of Securities:	Common Stock, $0.0001 par value per share
	(e)	CUSIP Number:	48203X309

2.	(a)	Name of Person Filing:	Barry Rubenstein
	(b)	Address of Principal Business Office, or, if none, Residence:
68 Wheatley Road
Brookville, New York 11545
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Common Stock, $0.0001 par value per share
	(e)	CUSIP Number:	48203X309

3.	(a)	Name of Person Filing:	Marilyn Rubenstein
	(b)	Address of Principal Business Office, or, if none, Residence:
68 Wheatley Road
Brookville, New York 11545
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Common Stock, $0.0001 par value per share
	(e)	CUSIP Number:	48203X309

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).
	(d)	☐	Investment company as registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with
§240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with
§240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of
1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                      The following includes securities of the Issuer held by the reporting persons as of January 19, 2007.

                      The calculation of the percentages of beneficial ownership shown below do not reflect the issuance by Juniper Content Corporation of the shares of Common Stock to the stockholders of Firestone Communications, Inc. in the merger.

1.	Woodland Partners:
	(a)	Amount Beneficially Owned: 28,000[1,2] shares.
	(b)	Percent of Class:	0.2%.
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 28,000[1,2] shares.
		(ii)	shared power to vote or to direct the vote: 0 shares.
		(iii)	sole power to dispose or to direct the disposition of: 28,000[1,2] shares.
		(iv)	shared power to dispose or to direct the disposition of: 0 shares.

2.	Barry Rubenstein:
	(a)	Amount Beneficially Owned: 140,000[1,2,3,4,5,6,7] shares. Barry Rubenstein is a general partner of Woodland Partners. Mr. Rubenstein is the husband of Marilyn
Rubenstein.
	(b)	Percent of Class:	4.0%.
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 56,000[3,4] shares.
		(ii)	shared power to vote or to direct the vote: 84,000[1,2,5,6,7] shares.
		(iii)	sole power to dispose or to direct the disposition of: 56,000[3,4] shares.
		(iv)	shared power to dispose or to direct the disposition of: 84,000[1,2,5,6,7] shares.

________________________
1 Includes 14,000 shares of Common Stock owned by Woodland Partners.
2 Include 7,000 shares of Common Stock issuable upon the exercise of the Class W Warrants and 7,000 shares of Common Stock issuable upon the exercise of the Class Z Warrants held by Woodland Partners.
3 Includes 28,000 shares of Common Stock held in the Barry Rubenstein Rollover IRA Account.
4 Includes 14,000 shares of Common Stock issuable upon the exercise of the Class W Warrants and 14,000 shares of Common Stock issuable upon the exercise of the Class Z Warrants held in the Barry Rubenstein Rollover IRA Account.
5 Includes 28,000 shares of Common Stock held in a joint account by Barry Rubenstein and Marilyn Rubenstein.
6 Includes 14,000 shares of Common Stock issuable upon the exercise of the Class W Warrants and 14,000 shares of Common Stock issuable upon the exercise of the Class Z Warrants held in a joint account by Barry Rubenstein and Marilyn Rubenstein.
7 The reporting person disclaims beneficial ownership of these securities except to the extent of his/her equity interest therein.

3.	Marilyn Rubenstein:
	(a)	Amount Beneficially Owned: 84,000[1,2,5,6,7] shares. Marilyn Rubenstein is a general partner of Woodland Partners. Marilyn Rubenstein is the wife of Barry
Rubenstein.
	(b)	Percent of Class:	2.4%.
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0 shares.
		(ii)	shared power to vote or to direct the vote: 84,000[1,2,5,6,7] shares.
		(iii)	sole power to dispose or to direct the disposition of: 0 shares.
		(iv)	shared power to dispose or to direct the disposition of: 84,000[1,2,5,6,7] shares.

                     Exhibit A, a Joint Filing Agreement, was previously filed with a Schedule 13G, dated July 15, 2005.

Item 5.         Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Instruction:   Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary. Which Acquired the Security
Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below each party certifies that, to the best of his/her/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

               After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2007

WOODLAND PARTNERS

By:	/s/ Barry Rubenstein
Barry Rubenstein, a General Partner

/s/ Barry Rubenstein
Barry Rubenstein

/s/ Marilyn Rubenstein
Marilyn Rubenstein

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)